

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

<u>Via E-mail</u>

Mr. Lee Yip Kun Solomon
Chief Executive Officer
Sino Agro Food, Inc.
Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County, Guangzhou City
People's Republic of China 510610

> **Re: Sino Agro Food, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 6, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011, as Amended August 30, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 20, 2011, as Amended August 30, 2011**
> **File No. 0-54191**

Dear Mr. Solomon:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Michael Williams